UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Auspex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number)

Thomas, McNerney & Partners II, L.P.
45 South Seventh Street, Suite 3060
Minneapolis, MN 55402
(612) 465-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05211J102	13D	Page 2 of 5 Pages

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the statement on Schedule 13D amends the statement on Schedule 13D filed on February 20, 2014 and Amendment No. 1 thereto filed on February 13, 2015 relating to the common stock $0.0001 par value (the “Common Stock”) of Auspex Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 3366 N. Torrey Pines Court, Suite 225, San Diego, CA 92037.

Certain terms used but not defined in this Amendment No. 2 shall have the meanings assigned thereto in the statement on Schedule 13D (including Amendment No.1 thereto). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the statement on Schedule 13D (including Amendment No. 1 thereto).

Item 2.    Identity and Background.

(a) This schedule is filed by Thomas McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas, McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Peter McNerney (“McNerney”), Alex Zisson (“Zisson”) and Eric Aguiar (“Aguiar”). TMP II LLC, the general partner of TMP II and TMPA II, had voting and dispositive power over the shares that were held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares that were held by TMP II and TMPA II. Thomas and McNerney are the managers of TMPN II and had shared voting and dispositive power over such securities, provided that they were obligated to exercise such power in the same manner as TMP II LLC voted and disposed of the securities of the Issuer over which TMP II LLC exercised voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. Zisson was a director of the Issuer. The persons and entities named in this item are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares. TMP II, TMPA II and TMPN II are collectively referred to herein as the “TMP Entities.”

(b) The address of the principal place of business for the Reporting Persons is 45 South 7th Street, Suite 3060, Minneapolis, MN 55402.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of TMP II and TMPA II is a Delaware limited partnership.  Each of TMPN II and TMP II LLC is a Delaware limited liability company. Each of Thomas, McNerney, Zisson and Aguiar is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

Not applicable.

CUSIP No. 05211J102	13D	Page 3 of 5 Pages

Item 5.    Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to beneficially own five percent or more of the Common Stock of the Issuer.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding filing of the joint Schedule 13D.

CUSIP No. 05211J102	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 28, 2015

THOMAS, MCNERNEY & PARTNERS II, L.P.		THOMAS, MCNERNEY & PARTNERS II, LLC

By:	Thomas, McNerney & Partners II, LLC,
	its General Partner	By:	/s/ James Thomas
James Thomas, Manager
By:	/s/ James Thomas
James Thomas, Manager

TMP ASSOCIATES II, L.P.		TMP NOMINEE II, LLC

By:	Thomas, McNerney & Partners II, LLC,
	its General Partner	By:	/s/ James Thomas
James Thomas, Manager
By:	/s/ James Thomas
James Thomas, Manager

/s/ James Thomas		/s/ Pete McNerney
JAMES THOMAS		PETE MCNERNEY

/s/ Alex Zisson		/s/ Eric Aguiar
ALEX ZISSON		ERIC AGUIAR

CUSIP No. 05211J102	13D	Page 5 of 5 Pages

EXHIBIT 99.1

AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Auspex Pharmaceuticals, Inc.

EXECUTED this 28th day of May, 2015.

THOMAS, MCNERNEY & PARTNERS II, L.P.		THOMAS, MCNERNEY & PARTNERS II, LLC

By:	Thomas, McNerney & Partners II, LLC,
	its General Partner	By:	/s/ James Thomas
James Thomas, Manager
By:	/s/ James Thomas
James Thomas, Manager

TMP ASSOCIATES II, L.P.		TMP NOMINEE II, LLC

By:	Thomas, McNerney & Partners II, LLC,
	its General Partner	By:	/s/ James Thomas
James Thomas, Manager
By:	/s/ James Thomas
James Thomas, Manager

/s/ James Thomas		/s/ Pete McNerney
JAMES THOMAS		PETE MCNERNEY

/s/ Alex Zisson		/s/ Eric Aguiar
ALEX ZISSON		ERIC AGUIAR